July 3, 2012

Lyn Shenk
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       Netflix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 000-49802

Ladies and Gentlemen:

We have received the Staff's comment letter dated June 27, 2012, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 10, 2012 (the “Filing”.) The comment letter requests Netflix, Inc. (“Netflix” or “the Company”) to provide its written responses to the Staff within 10 business days.  The Company has begun preparing responses to the comment letter. However, in light of the number of comments and questions posed by the Staff and giving consideration to the Fourth of July holiday and to our fiscal quarter closing procedures which are currently underway, we would like to request an extension of time to respond so that we may devote the appropriate amount of time and resources to ensure a sufficient response. As discussed with Sonia Bednarowski via phone on July 3, 2012, the Company will provide its response to the comment letter by no later than July 25, 2012.

I may be contacted via email (dwells@netflix.com) or telephone (408) 540 3769. You may also fax any additional correspondence to the following number (408) 384 5170.

Sincerely,

By	/s/ David Wells
David Wells
Chief Financial Officer, Netflix, Inc.

Cc:	David Hyman (Netflix, Inc.) J.C. Berger (Netflix, Inc.)